03013901

AB 3/5/03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47664

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 4 2003 WASH., D.C. 156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Santander Central Hispano Investment Securities Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street
(No. and Street)

(City)	(State)	(Zip Code)
New York	**New York**	**10022**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra Boyle — **(212) 407-4542** (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

(Address)	(City)	(State)	(Zip Code)
Two World Financial Center	**New York**	**New York**	**10281**

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Santander Central Hispano

AFFIRMATION

We, Fernando Gomez and Chandra Boyle, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Central Hispano Investment Securities Inc., for the year ended December 31, 2002, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/24/03 Date

Fernando Gomez
CEO/General Securities Principal

Signature 2/24/03 Date

Chandra Boyle
VP/Financial and Operations Principal

Subscribed and sworn to before me
on this 24 day of February 2003

Notary Public
CAROLINE NOUEL
Notary Public, State of New York
No. 01NO6013708
Qualified in Queens County
Commission Expires September 28, 2000

SANTANDER CENTRAL HISPANO INVESTMENT SECURITIES INC.
(S.E.C. I.D. No. 8-47664)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
Public Document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder of
Santander Central Hispano Investment Securities Inc.

We have audited the accompanying statement of financial condition of Santander Central Hispano Investment Securities Inc. (the "Company") (a Delaware coporation) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Santander Central Hispano Investment Securities Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2003

SANTANDER CENTRAL HISPANO INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 25,381,159
Cash and securities, segregated under Federal and other regulations	8,483,097
Securities owned, at fair value	863,867
Securities purchased under agreements to resell	62,036,397
Receivables from brokers, dealers and financial institutions	13,721,574
Securities borrowed	4,524,717
Receivable from customers	15,103,642
Receivable from affiliates	307,662
Fixed assets, net of accumulated depreciation of $8,903,072	2,111,213
Prepaid expenses	6,883,987
Other assets	2,492,734
TOTAL ASSETS	$ 141,910,049

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased, at fair value	$ 1,171,051
Payable to customers	1,416,216
Payable to brokers, dealers and financial institutions	23,212,312
Payable to affiliates	1,907,314
Bonus accrual and other payables to employees	14,225,983
Accrued expenses and other liabilities	3,843,085
Total liabilities	45,775,961
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(193,865,912)
Total stockholder's equity	96,134,088
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 141,910,049

See notes to statement of financial condition.

SANTANDER CENTRAL HISPANO INVESTMENT SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002

1. ORGANIZATION

Santander Central Hispano Investment Securities Inc. (the "Company"), formerly known as Santander Investment Securities, a Delaware corporation, is wholly-owned by Santander Investment, S. A. (the "Parent"), which in turn is wholly-owned by Banco Santander Central Hispano, S. A., a Spanish banking corporation. The Company was incorporated on July 14, 1994, and received its broker-dealer registration from the Securities and Exchange Commission (the "SEC") on October 13, 1994. The Company became a member of the National Association of Securities Dealers, Inc. (the "NASD") and commenced operations on December 21, 1994. The Company's business activities include investment banking, institutional sales and trading of Latin American and European equity and fixed income securities. The Company clears its U.S. transactions through a third party broker-dealer on an omnibus basis. International transactions are cleared through its affiliates.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Such estimates include assumptions used in determining the fair value of financial instruments. Actual results could differ from these estimates.

Proprietary Securities Transactions - Securities transactions recorded on a trade date basis. Securities owned or securities sold, but not yet purchased, are stated at quoted market values.

Collateralized Securities Financing Transactions - Securities purchased and sold under agreements to resell ("resale agreements") and repurchase are accounted for as collateralized financing transactions and are carried at contractual value plus accrued interest. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2002, the Company has received securities with market values of $62,036,397, related to resale agreements. The Company has no repurchase agreements as of December 31, 2002.

Securities borrowed and securities loaned transactions are also reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form

of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2002, the Company has received securities with a market value of $4,232,333 related to its securities borrowed transactions to satisfy delivery requirements. As of December 31, 2002, the Company had no securities loaned transactions.

Cash and Cash Equivalents - The Company defines cash and cash equivalents to be highly liquid investments with original maturities of three months or less. Substantially all cash is held at a major money center bank.

Foreign Currency Translation - Assets and liabilities denominated in foreign currencies are translated at closing rates of exchange on December 31, 2002.

Underwriting and Placement Fees - Underwriting and placement revenues and fees are accrued when services for the transactions are substantially complete. Transaction related expenses are deferred to match revenue recognition.

Fixed Assets - Fixed assets are reported at historical cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over an estimated useful life of 3 years.

New Accounting Pronouncements - In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. In the ordinary course of business, the Company's clearing agreements might have a certain element of guarantee. Management believes that the adoption of the provisions of FIN No. 45, as required in fiscal year 2003, will not have a material effect on the Company's financial statements (see Note 9).

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The amount shown represent balances receivable from and payable to customers in connection with cash and margin transactions. The receivables are collateralized by securities held by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition. Included in receivable from and payable to customers are $21,111 and $70,597, respectively, due from and due to affiliates.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND FINANCIAL INSTITUTIONS

Receivable from brokers, dealers and financial institutions is primarily comprised of securities failed to deliver and proprietary and customer cash and margin transactions cleared through another U.S. broker-dealer on an omnibus basis. Included in this balance is $8,949,996 due from affiliates.

Payable to brokers and dealers primarily comprises securities failed to receive and payables to financial institutions. Included in this balance is $20,073,613 due to affiliates.

5. RELATED-PARTY TRANSACTIONS

The Company executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Some of these transactions are denominated in foreign currencies. The statement of financial condition reflects the following related-party balances as of December 31, 2002:

Assets		
Receivable from brokers, dealers and financial institutions	$	8,949,996
Receivable from customers		21,111
Receivable from affiliates		307,662
Liabilities		
Payable to brokers, dealers and financial institutions	$	20,073,613
Payable to customers		70,597
Payable to affiliates		1,907,314
Accrued expenses and other liabilities		34,047

6. TAX EXPENSE

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*, which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be adjusted currently using tax rates expected to be in effect when taxes are assumed to be paid or recovered.

As of December 31, 2002, the Company had deferred tax assets of approximately $57.8 million, relating to net operating loss carryforwards that have been fully reserved. For federal income tax purposes, the Company has net operating loss carryforwards totaling approximately $160 million at December 31, 2002, which expire through 2021.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") of the Securities Exchange Act of 1934. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $250,000. At December 31, 2002, the Company's net capital was $91,527,183, which exceeded the minimum capital required by $91,239,141.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to

perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

8. CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES

Cash of $6,484,557 and U.S. Treasury bills with a market value of $1,998,540 have been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

9. COMMITMENTS AND CONTINGENCIES

Leases - The Company has noncancellable operating leases covering office space with an affiliate and third parties. Additionally, included in minimum future rentals is approximately $130 million related to office space for which there are sublease arrangements with outside parties. The leases and subleases expire on various dates through July 31, 2014. These lease agreements, in addition to base rent, are subject to escalation based on certain costs incurred by the landlord.

Minimum future rent and sublease commitments under noncancellable leases are as follows:

Year	Lease Payment Outflow	Sublease Payment Inflows
2003	$ 10,836,320	$ 10,487,250
2004	11,115,133	10,798,500
2005	10,890,000	11,477,250
2006	10,890,000	11,477,250
2007	10,890,000	11,477,250
Thereafter	77,055,000	80,407,312
	$131,676,453	$136,124,812

Litigation - In the normal course of business, the Company may be subject to litigation. As of December 31, 2002, there were no pending legal actions against the Company.

Guarantees - In the ordinary course of business, the Company's clearing agreements might have a certain element of guarantee. The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or broker-dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. PENSION PLAN AND DEFERRED COMPENSATION PLAN

The Company is a participant, in conjunction with affiliates, in a noncontributory defined benefit pension plan (the "Plan") covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes.

The information presented below represents the Company's share of the Plan at December 31, 2002.

Benefit obligation	$ (3,744,318)
Fair value of plan assets	960,604
Funded status	$ (2,783,714)
Accrued cost recognized in the statement of financial condition	$ 1,803,139
Weighted-average assumptions	
Discount rate	6.50%
Expected return on plan assets	8.00%
Rate of compensation increase	5.00%

The Company also participates with affiliates in an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

11. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include customers, generally U.S. institutional investors, and brokers and dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased should the value of such securities rise.

The Company records customer securities transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company

monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure its adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered and, when necessary, requires prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection.

In the normal course of business, the Company enters into foreign currency forward transactions to hedge securities settlements in various local markets. At December 31, 2002, the Company had commitments to purchase foreign currency forwards totaling approximately $742,678.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's liabilities such as repurchase agreements, customer payables, and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly their fair values are not materially affected by changes in interest rates.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 24, 2003

Santander Central Hispano Investment Securities Inc.
45 East 53rd Street
New York, New York 10022

In planning and performing our audit of the financial statements of Santander Central Hispano Investment Securities Inc. (the "Company") (a Delaware corporation) for the year ended December 31, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP